UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Real Estate Information Corporation
(Name of Issuer)
Ordinary Shares, par value $0.0002
(Title of Class of Securities)
16948Q103
(CUSIP Number)
Herman Yu
SINA Corporation
20/F Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, People’s Republic of China
Telephone: +86 10 5898 3005
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with a copy to:
Lee Edwards
Shearman & Sterling LLP
12th Floor, East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing, People’s Republic of China
+86 10 5922 8000
October 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	16948Q103	Page	2	of	8	Pages

1	NAME OF REPORTING PERSONS SINA Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		47,666,667 ordinary shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		47,666,667 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,666,667 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer.
          This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0002 per share (the “Shares”), of China Real Estate Information Corporation (formerly known as CRIC Holdings Limited), a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at No. 383 Guangyan Road, Shanghai 200072, People’s Republic of China.

Item 2.	Identity and Background.
          This Statement is being filed by SINA Corporation, a company organized under the laws of the Cayman Islands (“SINA”).
          SINA is an online media company and mobile value-added service provider.
          The principal executive offices of SINA are located at 37F, Jin Mao Tower 88 Century Boulevard, Pudong, Shanghai 200121, China.
          The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of SINA are set forth in Schedule A hereto and are incorporated herein by reference.
          During the last five years, neither SINA nor, to the best of its knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.
          SINA and the Company entered into a Share Purchase agreement on July 23, 2009 and an amendment to the Share Purchase agreement on each of September 29, 2009 and October 17, 2009 (collectively, the “Share Purchase Agreement”). A copy of the Share Purchase Agreement and the two amendments are attached hereto as Exhibit A, B and C, respectively. The description of the Share Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit A, B and C, which are incorporated herein by reference.
          Pursuant to the Share Purchase Agreement, SINA transferred to the Company its 66% equity interest in China Online Housing Technology Corporation (“China Online”) in exchange for 47,666,667 Shares, representing 33.35% of the Company’s outstanding Shares, at a closing that occurred on October 21, 2009 (the “Closing Date”). The Company, upon the closing of the transaction contemplated in the Share Purchase Agreement, became the 100% shareholder of China Online.

Item 4.	Purpose of Transaction.
          The information set forth in Item 3 is hereby incorporated by reference in this Item 4.
          Shareholders Agreement
          On the Closing Date, SINA and E-House (China) Holdings Limited (“E-House”) entered into a Shareholders Agreement (the “Shareholders Agreement”), a copy of which is attached as Exhibit D hereto. Pursuant to the Shareholders Agreement, SINA is entitled to designate two directors to the Company’s board of directors (the “Board”) so long as SINA, together with its Affiliates (as such term is defined in the Shareholders Agreement) (the “SINA Group Shareholders”) remains the beneficial owner of at least 20% of the outstanding Shares (a “Majority Shareholder”). If the SINA Group Shareholders remain the beneficial owner of at least 10% but less than 20% of the outstanding Shares (a “10% Shareholder”), SINA will be entitled to designate one director to the Board. In the event the SINA Group Shareholders beneficially own less than 10% of the outstanding Shares, SINA will have no right to nominate any director to the Board. The directors designated by SINA in accordance with the Shareholders Agreement are referred to as the “SINA Directors”.
          Each director of the Board will be entitled to have one vote at any Board meeting, provided that so long as the SINA Group Shareholders is (i) a Majority Shareholder, the SINA Directors will collectively have not less than 20% of the voting power of all directors present and forming part of the quorum at such Board meeting; and (ii) a 10% Shareholder, the SINA Director will have not less than 10% of the voting power of all directors present and forming part of the quorum at such Board meeting.
          From the Closing Date until 180 days thereafter (the “Lock Up Period”), the SINA Group Shareholders are obligated not to transfer, or create encumbrance upon, any of their Shares. Following the Lock Up Period, for so long as E-House, together with its Affiliates, is a Majority Shareholder, the SINA Group Shareholders are obligated not to transfer, or create encumbrance upon, their Shares, in a single transaction or series of transactions, in an aggregate amount exceeding 10% of the outstanding Shares.
          E-House and SINA have also agreed to grant each other a right of first offer in respect of the transfer by either E-House or SINA of their Shares to a third party, other than transfers to Permitted Transferees (as such term is defined in the Shareholders Agreement).
          The description of the Shareholders Agreement contained herein is qualified in its entirety by reference to Exhibit D, which is incorporated herein by reference.
          Registration Rights Agreement
          On the Closing Date, the Company, SINA and E-House entered into a Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached as Exhibit E hereto, pursuant to which the Company agreed to provide SINA and E-House with certain registration rights in respect of the Shares held by SINA and E-House.

          At any time following the expiration of the Lock Up Period, SINA may request that the Company file a registration statement (a “Demand Registration Statement”) with the Securities and Exchange Commission (the “SEC”) covering all of the Shares in respect of which SINA has requested registration (a “Demand Registration”). SINA is entitled to demand up to three Demand Registrations provided that the Company is not required to prepare and file (i) more than one Demand Registration Statement in any twelve-month period or (ii) any Demand Registration Statement within 180 days of the date of effectiveness of any other registration statement filed by the Company pursuant to the Registration Rights Agreement.
          If, at any time, the Company files a registration statement with the SEC, SINA will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Company to include in any such registration that number of Shares held by SINA as SINA may request, subject only to certain prescribed limitations provided in the Registration Rights Agreement.
          The Company may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the Registration Rights Agreement.
          The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit E, which is incorporated herein by reference.
          Although SINA has no present intention to acquire securities of the Company other than pursuant to the Shareholders Agreement, it intends to review its investment on a regular basis and, as a result thereof and subject to the terms and conditions of the Shareholders Agreement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, SINA specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), SINA currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to SINA; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

          Except as set forth in this Schedule 13D, SINA has no present plans or proposals that relate to or would result in:
     (i) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company,
     (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company,
     (iii) A sale or transfer of a material amount of assets of the Company,
     (iv) Any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,
     (v) Any material change in the present capitalization or dividend policy of the Company,
     (vi) Any other material change in the Company’s business or corporate structure,
     (vii) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;
     (viii) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
     (ix) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, or
     (x) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
          The responses of SINA to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
          Pursuant to the Share Purchase Agreement, on the Closing Date, SINA acquired and is deemed to beneficially own 47,666,667 Shares, representing 33.35% of the Company’s outstanding Shares.
          Except as disclosed in this Schedule 13D, neither SINA nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
          Except as disclosed in this Schedule 13D, neither SINA nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.
          Except as disclosed in this Schedule 13D, neither SINA nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
          To the best knowledge of SINA, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by SINA.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.
          Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between SINA or, to the best of its knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Share Purchase Agreement, dated as of July 23, 2009, between SINA Corporation and CRIC Holdings Limited

B	Amendment No. 1 to the Share Purchase Agreement, dated as of September 29, 2009, between SINA Corporation and China Real Estate Information Corporation

C	Amendment No. 2 to the Share Purchase Agreement, dated as of October 17, 2009, between SINA Corporation and China Real Estate Information Corporation

D	Shareholders Agreement, dated as of October 21, 2009, between SINA Corporation and E-House (China) Holdings Ltd.

E	Registration Rights Agreement, dated as of October 21, 2009, among SINA Corporation, E-House (China) Holdings Ltd. and China Real Estate Information Corporation

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

November 17, 2009	SINA CORPORATION

/s/ Herman Yu

Signature

Herman Yu/Chief Financial Officer

Name/Title

SCHEDULE A
SINA Corporation
Directors and Executive Officers

Present
Principal
Name	Occupation	Business Address	Citizenship
Yan Wang	Chairperson	20F Ideal Plaza No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC

Pehong Chen	Independent Director	333 Distel Circle Los Altos, CA 94022	USA

Lip-Bu Tan	Independent Director	c/o Walden International One California Street, 28th Floor San Francisco, CA 94111	USA

Ter Fung Tsao	Independent Director	8F, Suite 801 136, Jean-Ai Road, SEC. 3 Taipei, Taiwan	Taiwan

Yichen Zhang	Independent Director	c/o CITIC Capital Holdings Limited 28/F CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	Hong Kong

Song-Yi Zhang	Independent Director	c/o Morgan Stanley 27/F, Three Exchange Square Central, Hong Kong	Hong Kong

Hurst Lin	Independent Director	c/o DCM Unit 1 Level 10 Tower W2, Oriental Plaza No.1 East Chang An Ave., Dong Cheng District, Beijing 100738, PRC	USA

Present
Principal
Name	Occupation	Business Address	Citizenship
Charles Chao	President, Chief Executive Officer and Director	20F Ideal Plaza No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	USA

Herman Yu	Chief Financial Officer	20F Ideal Plaza No. 58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	USA

Hong Du	Chief Operating Officer	20F Ideal Plaza No. 58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC

Tong Chen	Executive Vice President and Chief Editor	20F Ideal Plaza No. 58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC

EXHIBIT INDEX

Exhibit No.	Description

A	Share Purchase Agreement, dated as of July 23, 2009, between SINA Corporation and CRIC Holdings Limited

B	Amendment No. 1 to the Share Purchase Agreement, dated as of September 29, 2009, between SINA Corporation and China Real Estate Information Corporation

C	Amendment No. 2 to the Share Purchase Agreement, dated as of October 17, 2009, between SINA Corporation and China Real Estate Information Corporation

D	Shareholders Agreement, dated as of October 21, 2009, between SINA Corporation and E-House (China) Holdings Ltd.

E	Registration Rights Agreement, dated as of October 21, 2009, among SINA Corporation, E-House (China) Holdings Ltd. and China Real Estate Information Corporation